INVEST IN **TOKEE**

Supercharging YouTuber's revenue with eye-catching generative AI







23K
SUBSCRIBERS
Tokee helps YouTubers supercharge revenue by generating eye-catching thumbnails and titles with AI.
I Bought 932 LOST PACKAGES and Found This!
I Bought 932 LOST PACKAGES and Found This!
LOST
I Bought 932 LOST PACKAGES and Found This!
I Bought 932 LOST PACKAGES and Found This!
LOST

tokee.ai Wilmington DE

LEAD INVESTOR

Benjamin Manzi

I was conviced by Tokee's rapid organic growth and the acquisition of 23,000 waitlisted subscribers in just 3 months without marketing spend. They validate the market fast and their solution was approved by top YouTube channels. With founders having expertise in consulting, content creation, software development, and artificial intelligence, they have a well-equipped team to execute its vision. In a world where content is king, and with the rise of the "creator economy", tools that can assist creators in producing quality content more efficiently and innovatively are in high demand.

Invested $7,550 this round

Highlights

1. 🤝 23,000 subscribers waitlisted in 3 months
2. 🌑 Organic acquisition of 23,000 subscribers. $0 invested
3. ✅ Solution validated by a world TOP 10 Youtube channel (+59M subscribers)
4. 🤑 $1B Total Market (YouTube channels with +10K subscribers)
5. ⚡ 40% annual growth in the number of YouTube channels since 2021
6. 🤩 Innovation in the image editing software (No design skills needed)
7. ✳️ The creator economy is worth $250 billion in 2023 and is expected to 2X in 2027 (Goldman Sachs)

Our Team

Our Team



Jeff Henry Co-founder & CEO

Former KPMG senior consultant who turned into the content writing space. 7 years of experience in improving processes. Translating complex concepts into engaging content. His mission is to help content creators streamline their creative process.



Houssam Haned Co-founder & CTO

With a remarkable start in web software development at age 15, his extensive expertise in SaaS and great understanding of AI make him the ideal CTO. His mission: driving AI innovation, delivering cutting-edge solutions to empower content creators.

Pitch



Tokee
Tokee - Product Explainer
Tokee Team
Generate YouTube Titles and
Thumbnails That Get You More Views
3:43
How I manage 4 JOBS in ONE DAY
Panda Hero
531K views 2 days ago
01:29
vimeo











23K
SUBSCRIBERS
Tokee helps YouTubers
supercharge revenue
by generating eye-catching
thumbnails and titles with AI.
I Bought 932 LOST PACKAGES and Found This!
LOST



01

YouTubers Spend **One Month's Work** or **$4,000** Each Year On **Thumbnails** Alone


"I Design"
SKILL-INTENSIVE
6 HOURS A THUMBNAIL
YOUTUBER
ENDLESS MEETINGS
$75 A THUMBNAIL
"Someone Designs"

PROBLEM | SOLUTION | MARKET | FINANCE

02

Streamline Thumbnail & Title Creative Process



Craft catchy titles **effortlessly**

Skip lengthy designer meetings

No more thumbnail **design skills**

PROBLEM | SOLUTION | MARKET | FINANCE

03

Generate Attention-Grabbing Creatives in Minutes


GO
ANSWER SIMPLE PROMPTS ON YOUR AUDIENCE AND VIDEO
Audience
Gender
Age
Country
PICK YOU FAVORITE AUTO-GENERATED TITLE
Favorites
Generated titles
ADD OR GENERATE AN IMAGE TO PLACE IN THE THUMBNAIL
How I manage 4 JOBS in ONE DAY

PROBLEM | SOLUTION | MARKET | FINANCE

04

Market Validation

The biggest YouTubers- and 20,000+ others are eagerly waiting for access





DUDE PERFECT
+59M SUBSCRIBERS

PRESTONGOES
+220K SUBSCRIBERS

MARCOVE
+60K SUBSCRIBERS

TOP CHANNELS IN OUR PANEL

05

Market Size

$902.8 Million

$99.5 Million

$1 Million

Our Market
Global channels with more than 10,000 subscribers
account for 85% of all YouTube views.
YouTubers is **3.4M**.

Our Ideal Customer Profile
US (16.4%) and categories are people, gaming,
education, entertainment (67.2%).
YouTubers is **374.7K**.

A Fraction of Our Initial Ideal Customer Profile
Our AI model primarily serves the entertainment
channels (9.1%). We estimate 5% of market penetration.
YouTubers is **2.5K**.

06

Why now?

The number of YouTube channels is growing
40% YoY since 2021.

07

Competitive landscape
Our Winning Formula

	Easy Learning Curve	Design Freedom	Streamlined Creative Process	AI Generative Image	Title Generation	YouTube Integration
Tokee	✅	✅	✅	✅	✅	✅
Canva	✅			✅		
1b	✅				✅	✅
		✅		✅		
Adobe		✅		✅		



08

Go-to-Market strategy
Fueling customer conversations & revenue

Today

Instagram
5%

Organic Search
5%

Referral
25%

AI influencers
35%

Twitter
30%

What will we focus on post-launch?

Building brand awareness
Drive traffic through AI influencers

Increasing subscription revenue
Expand the community team and acquire and
engage users via our mainstream channels

09

Annual recurring revenue
Forecast



Forward-looking projections are not guaranteed.

10

Fundraising
We are raising $300k to bring our product to market.



Operating costs
5.0%

Wefunder
7.5%

Payroll
2.5%

Marketing
25.0%

Software Dev.
60.0%

11

Business model

Subscription model allowing us to serve content creators of all scales

Basic plan
$19.99
PER MONTH

Pro Plan
$39.99
PER MONTH

12

Milestones

Achievements

- ☑ Market validation
- ☑ 23K subscribers

Looking for $300K
to work on

- ☐ Product development
- ☐ Early marketing
  - ⊙ $144K ARR
  - ⊙ 650 Users
- ☐ Traction

Early 2024

- ☐ Seed Fundraising
- ☐ Staff hiring